United States securities and exchange commission logo





                            February 6, 2023

       Sean M. Gillen
       Chief Financial Officer
       AAR CORP.
       One AAR Place
       1100 N. Wood Dale Road
       Wood Dale, Illinois 60191

                                                        Re: AAR CORP
                                                            Form 8-K Furnished
December 20, 2022
                                                            Response dated
February 1, 2023
                                                            File No. 001-06263

       Dear Sean M. Gillen:

              We have reviewed your February 1, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 23, 2023 letter.

       Response letter dated February 1, 2023

       Form 8-K furnished December 20, 2022
       Exhibit 99.1 , page 8

   1. We note your response to our prior comment 1 that you began including this adjustment related to contract
termination/restructuring costs and loss provisions in your non-GAAP financial measures in
your disclosures for the third quarter ended February 29,
                                                        2020 following the
onset of the COVID-19 pandemic. You indicate that due to the unprecedented impact of
the COVID-19 pandemic on your operations and your
                                                        commercial activities,
multiple contracts with your airlines customer were terminated and/or restructured to
address the challenging operating environment. We also note your response that you have
continued to include gains and losses related to the original
 Sean M. Gillen
AAR CORP.
February 6, 2023
Page 2
         contract actions and gains from new, significant contractual events that were similar to the adjustments reflected in prior periods to ensure consistency in your presentation. For example, your long-term contract supporting certain U.K. military aircraft was terminated early by your customer resulting in the recognition of a gain of $1.7 million in the second quarter ended November 30, 2021, which you included in the adjustment to be consistent with your prior presentation. Please tell us if you expect to continue to adjust for contract termination gains/losses or minimum volume guarantees in future periods. In this regard, if they continue to occur, we would expect that cash charges/gains related to these may be considered normal operating costs of the business and would not be considered appropriate adjustments to a Non-GAAP performance measure under the guidance in Question 100.01 of the Non-GAAP C&DI. Please advise.
      You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNameSean M. Gillen                               Sincerely,
Comapany NameAAR CORP.
                                                               Division of
Corporation Finance
February 6, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName